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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A*
                  under the Securities Exchange Act of 1934 **
                                ----------------

                               VITRO, S.A. de C.V.
                                (Name of Issuer)

                                ----------------

                        Common Shares, without par value

  American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados
        de Participacion Ordinarios) ("CPOs"), which each represents one
                         Common Share, without par value
                         (Title of Class of Securities)

                                ----------------

                                   928502 30 1
                                 (CUSIP Number)

                                ----------------


                              Claudio L. Del Valle
                               Vitro, S.A. de C.V.
                          Ave. Ricardo Margain Zozaya No. 400
                         Col. Valle del Campestre, 66265
                             San Pedro Garza Garcia
                               Nuevo Leon, Mexico
                               (52) (81) 8863-1200


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                ----------------

                                December 31, 2002


             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 1 of the Report on Schedule 13D of Mr. Sada Trevino and Mrs. Gonzalez de Sada.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).




                        (Continued on following pages)

CUSIP No. 928502 30 1


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS

     ADRIAN SADA TREVINO

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NOT APPLICABLE (NATURAL PERSON)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

       (a)  [X]
       (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED MEXICAN STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         16,470,423 Common Shares (includes 5,415,467 Common Shares held in the form of ADSs)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 Common Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         16,470,423 Common Shares (includes 5,415,467 Common Shares held in the form of ADSs)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Common Shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,470,423 Common Shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
________________________________________________________________________________

  CUSIP No. 928502 30 1


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     MARIA NELLY GONZALEZ DE SADA

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NOT APPLICABLE (NATURAL PERSON)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [X]
     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

      PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED MEXICAN STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         18,650,011 Common Shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 Common Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         18,650,011 Common Shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Common Shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,650,011 Common Shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

      IN
________________________________________________________________________________

Item 1.  Security and Issuer.

          This Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). This report on Schedule 13D constitutes Amendment No. 1 to the Report on Schedule 13D filed with the Commission by the reporting group consisting of Mr. Sada Trevino and Mrs. Gonzalez de Sada (the "Reporting Group") on June 29, 2001 (the "Reporting Group 13D"). The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain Zozaya No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2.           Identity and Background.

          (a), (b), (c), (f) This Amendment No. 1 to Schedule 13D is being jointly filed by (i) Mr. Adrian Sada Trevino, a citizen of the United Mexican States ("Mr. Sada"), and (ii) Mrs. Maria Nelly Gonzalez de Sada, a citizen of the United Mexican States ("Mrs. Sada"). Mr. Sada and Mrs. Sada are husband and wife.

          Mr. Sada has been a member of the Board of Directors of Vitro since 1969. From 1972 to 1991, Mr. Sada was the Chairman of the Board of Directors of Vitro. Mr. Sada is currently the Honorary Chairman of the Board of Directors of Vitro and Chairman of the Board of Fundacion Martinez Sada, a charitable organization. Mrs. Sada has no present occupation. Mr. and Mrs. Sada's business address is Avenida Ricardo Margain Zozaya No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

          On December 31, 2001, Mr. Sada gave as a gift to his children an aggregate of 2,000,000 Shares (500,000 Shares each to his four children, Adrian Sada Gonzalez, Federico Sada Gonzalez, Alejandra Sada Gonzalez and Maria Nelly Sada de Yarte (collectively, Mr. and Mrs. Sada's "Children")).

          On December 31, 2002, Mr. Sada gave as a gift to his Children an aggregate of 2,000,000 Shares (500,000 Shares to each of his four Children).

          (d), (e) During the last five years, neither Mr. Sada nor Mrs. Sada has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          As described in Item 2, on December 31, 2001 Mr. Sada gave 500,000 Shares as a gift to each of his four Children.

          As described in Item 2, on December 31, 2002 Mr. Sada gave 500,000 Shares as a gift to each of his four Children.

Item 4.  Purpose of Transaction.

          The Shares that are the subject of the Reporting Group 13D were acquired by Mr. and Mrs. Sada for investment purposes. Mr. and Mrs. Sada may acquire additional Shares (or ADSs), dispose of some or all of their Shares (or ADSs) or consider entering into corporate transactions involving Vitro. Mr. and Mrs. Sada's future activities with respect to the Shares (or ADSs) will depend upon, among other things, capital availability and requirements and the market price of the Shares (or ADSs). Neither Mr. Sada nor Mrs. Sada have any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

          The Shares that are the subject of this Amendment No. 1 to Schedule 13D are an aggregate of 2,000,000 Shares that were given as a gift by Mr. Sada to his four Children.

Item 5.  Interest in Securities of the Issuer.

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. and Mrs. Sada beneficially own an aggregate of 35,120,434 Shares, which represents 12.8% of the total outstanding Shares. The 16,470,423 Shares owned by Mr. Sada include vested options issued to Mr. Sada pursuant to Vitro's Stock Option Plan to acquire 75,000 Shares. In addition, 5,415,467 Shares owned by Mr. Sada are held in the form of ADSs.

          Mr. and Mrs. Sada's Children, their Children's spouses and their grandchildren own an aggregate of 48,719,920 Shares, representing 17.7% of the total outstanding Shares. Mr. Adrian Sada Gonzalez is currently the Chairman of the Board of Directors of Vitro. Mr. Federico Sada Gonzalez is currently the President, Chief Executive Officer and a member of the Board of Directors of Vitro. Mr. and Mrs. Sada disclaim beneficial ownership of the Shares owned by their Children, their Children's spouses and their grandchildren.

          (b) Rows (7) through (10) of the cover pages to this Amendment No. 1 to Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) There were no transactions in the Shares that were effected during the past sixty days by Mr. Sada or Mrs. Sada, except as described in this Amendment No. 1 to Schedule 13D.

          (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Sada and Mrs. Sada.

          (e) Not applicable to this Amendment No. 1 to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits.


          Not applicable to this Amendment No. 1 to Schedule 13D.

                                  Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    January 22, 2003




                                         by /s/ Adrian Sada Trevino
                                            ----------------------------
                                            Adrian Sada Trevino



                                         by /s/ Maria Nelly Gonzalez de Sada
                                            ---------------------------------
                                            Maria Nelly Gonzalez de Sada